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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                              GART SPORTS COMPANY
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                               (Name of Issuer)

                                 COMMON STOCK
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                        (Title of Class of Securities)

                                   366630101
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                                (CUSIP Number)

                         Oshman's Sporting Goods, Inc.
                               2302 Maxwell Lane
                             Houston, Texas  77023
                                (713) 928-3171
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 22, 2001
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                         (Date of Event which Requires
                           Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibit. See Rule 13d-7(b) for other parties to whom are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 688260 10 8

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1)  Name of Reporting Person
    I.R.S. Identification No. of Above Persons (entities only)
    Oshman's Sporting Goods, Inc.

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2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [   ]
    (b)  [   ]

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3)  SEC Use Only

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4)  Source of Funds (See Instructions)
    OO

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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e) [   ]

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6) Citizenship or Place of Organization
   Delaware

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                7)  Sole Voting Power
                    0
 Number of
  Shares      ------------------------------------------------------------------
Beneficially    8)  Shared Voting Power
  Owned by          4,713,200
   Each
 Reporting    ------------------------------------------------------------------
  Person        9)  Sole Dispositive Power
   With             0

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               10) Shared Dispositive Power
                   0

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11)  Aggregate Amount Beneficially Owned By Each Reporting Person
     4,713,200

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12)  Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See
     Instructions)  [  ]

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13)  Percent Of Class Represented By Amount In Row (11)
     64.1%

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14)  Type Of Reporting Person
     CO

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                       STATEMENT PURSUANT TO RULE 13D-1
                                    OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1.   Security and Issuer.

          This Statement relates to shares of common stock, $0.01 par value (the "Common Stock") of Gart Sports Company (the "Company"), whose principal executive offices are at 1000 Broadway, Denver, Colorado 80203.

Item 2.   Identity and Background.

          The Reporting Person is a Delaware corporation whose principal business is the operation of sporting goods retail stores through the United States. The address of the principal place of business and the principal office of the Reporting Person is 2302 Maxwell Lane, Houston, Texas 77023.

          Each of Marilyn Oshman, Alvin N. Lubetkin, Steven U. Rath, Steven A. Martin, Thomas J. McVey, Ray Miller and Richard L. Randall is an executive officer of the Reporting Person. The business address of each of the officers is c/o Oshman's Sporting Goods, Inc., 2302 Maxwell Lane, Houston, Texas 77023. Each of the officers is a United States citizen.

          Each of Marilyn Oshman, Alvin N. Lubetkin, Marvin Aronowitz, Karen Desenberg, Margaret A. Gilliam, Manuel A. Sanchez, III and Dolph B.H. Simon is a director of the Reporting Person. The business address of each of the directors is c/o Oshman's Sporting Goods, Inc., 2302 Maxwell Lane, Houston, Texas 77023. Each of the directors is a United States Citizen.

          Neither the Reporting Person nor any other person disclosed in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. Neither the Reporting Person nor any other person disclosed in response to this Item 2 has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

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Item 3.   Source and Amount of Funds or Other Consideration.

          The Reporting Person acquired beneficial ownership of the Common Stock pursuant to the Voting Agreement discussed in Item 4.

Item 4.   Purpose of Transaction.

          On February 22, 2001, the Reporting Person announced that it had entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 21, 2001, with the Company and GSC Acquisition Corp., a wholly-owned subsidiary of the Company ("Acquisition"), pursuant to which the Reporting Person will merge with and into Acquisition, with the result that the surviving corporation will be a wholly-owned subsidiary of the Company (the "Merger"). Pursuant to the Merger Agreement and subject to certain adjustments set forth therein, the Reporting Person's shareholders will receive $7.00 cash and 0.55 shares of Company Common Stock for each share of the Reporting Person's common stock. The transaction is subject to customary conditions including the approval of the merger by the Reporting Person's shareholders, the approval of the issuance of Company Common Stock to the Reporting Person's shareholders by the shareholders of the Company, termination of the waiting period under the Hart-Scott-Rodino Act and the effectiveness of a registration statement for the shares of the Company to be issued in the transaction.

          Approval by the Company's stockholders is required by applicable law in order to issue the Common Stock contemplated by the Merger Agreement. In anticipation of this requirement, concurrently with and as a further condition to the execution and delivery of the Merger Agreement, the Company and Green Equity Investors, L.P., a Delaware limited partnership ("Green Equity Investors"), entered into a Voting Agreement dated as of February 21, 2001 (the "Voting Agreement"). Green Equity Investors beneficially owns 4,713,200 shares, or 64.1%, of the Company's Common Stock. Pursuant to the Voting Agreement, Green Equity Investors has agreed to vote 64.1% of the Common Stock issued and outstanding as of December 30, 2000 (the "Shares") in favor of issuing the Common Stock contemplated by the Merger Agreement. If the Merger Agreement is terminated in accordance with its terms, then the covenants and agreements in the Voting Agreement with respect to the Shares will also terminate at such time. Subject to the foregoing, Green Equity Investors has agreed pursuant to the Voting Agreement to vote, and has appointed the Reporting Person as its irrevocable proxy to vote, the Shares in favor of the issuance of Common Stock. Subject to the terms and conditions of the Voting Agreement, Green Equity Investors has also agreed to vote against any proposal inconsistent with the Merger Agreement or that may delay or adversely affect the likelihood of the completion of the transactions contemplated by the Merger Agreement, against any change a majority of the persons constituting the board of directors of the Company and against any change in the Company's capitalization or amendment to the Company's certificate of incorporations or by-laws. The Reporting Person, and all officers and directors of the Reporting Person, disclaims membership of any group for purposes of Rule 13d-1.

          Pursuant to the Merger Agreement, the Company has agreed to enter into a registration rights agreement with certain holders of the Reporting Person's common stock who would not be able to freely trade all of the shares of Company Common Stock they receive in the Merger. Ms. Oshman and Mr. Lubetkin intend on entering into such an agreement upon the effective time of the Merger.

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          Except as set forth in this Item 4, neither the Reporting Person nor any other person disclosed in response to Item 2 has any current plan or proposal that would relate to any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

Item 5.   Interest in Securities of the Issuer.

          (a) Although the Reporting Person does not directly own any shares of Common Stock as of the date hereof, pursuant to the Voting Agreement, the Reporting Person beneficially owns 4,713,200 shares of Common Stock representing 64.1% of the 7,354,864 shares of Common Stock stated to be outstanding as of December 30, 2000 in the Merger Agreement.

          (b) Pursuant to the Voting Agreement, the Reporting Person has shared voting power with respect to 4,713,200 Shares of Common Stock.

          (c) Except as set forth in this Schedule 13D, neither the Reporting Person nor any other person disclosed in response to Item 2 has effected any transactions in Common Stock during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

          Other than the Voting Agreement described in Item 4, neither the Reporting Person nor any other person disclosed in response to Item 2 is a party to any contracts, arrangements or understandings with respect to securities of the Company.

Item 7.   Material to be Filed as Exhibits.

          Exhibit A. Agreement and Plan of Merger, dated as of February 21, 2001, among Oshman's Sporting Goods, Inc., Gart Sports Company and GSC Acquisition Corp. (incorporated herein by reference to Exhibit 99.1 to the Reporting Person's Current Report on Form 8-K, dated February 21, 2001).

          Exhibit B. Voting Agreement, dated as of February 21, 2001, by and between Oshman's Sporting Goods, Inc. and Green Equity Investors, L.P. (incorporated herein by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K, dated February 22, 2001).

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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:    April 2, 2001

                              "Reporting Person"

                              OSHMAN'S SPORTING GOODS, INC.


                              /s/ Steven U. Rath
                              -----------------------------------------------
                              Name:   Steven U. Rath
                              Title:  Executive Vice President and Secretary

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